VEREIT, Inc.
2325 E. Camelback Road, 9th Floor
Phoenix, Arizona 85016

January 19, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald Alper

Re: VEREIT, Inc.
Registration Statement on Form S-3 (File No. 333-250890)

VEREIT Operating Partnership, L.P.
Registration Statement on Form S-3 (File No. 333-250890-01)

Request for Acceleration of Effective Date

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VEREIT, Inc. (the “Company”) and VEREIT Operating Partnership, L.P. (the “Operating Partnership”) hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statements on Form S-3 and declare the Registration Statements effective as of 4:00 p.m., Eastern time, on January 19, 2021, or as soon thereafter as possible. The Company and the Operating Partnership also request the Commission to confirm such effective date and time in writing.

Sincerely,

VEREIT, INC.

By:	/s/ Michael J. Bartolotta
Name:	Michael J. Bartolotta
Title:	Executive Vice President and Chief Financial Officer

VEREIT OPERATING PARTNERSHIP, L.P. By: VEREIT, Inc., its sole general partner

By:	/s/ Michael J. Bartolotta
Name:	Michael J. Bartolotta
Title:	Executive Vice President and Chief Financial Officer